Exhibit A

The following identifies the relevant subsidiary, as required under Item 7 of this Schedule 13G:

Jacobs Solutions Inc. was the indirect, beneficial owner of shares of the Issuer's common stock that were exchanged in an equity-for-debt exchange. The record holder of such shares of the Issuer's common stock was Jacobs Engineering Group Inc., which is a direct, wholly owned subsidiary of Jacobs Solutions Inc.